80 Arkay Drive, Suite 110 Hauppauge, New York 11788

MUTUAL FUNDS SERIES TRUST

Erik Naviloff

Treasurer

Direct Telephone: (631) 470-2652

E-mail:erikn@geminifund.com

March 25, 2015

VIA EDGAR (Correspondence Filing)

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn : Kathy Churko, Senior Attorney

(202) 551-6387

RE: Eventide Gilead Fund, a series of Mutual Fund Series Trust (the “Registrant”)
File Nos. 333-132541; 811-21872

Dear Ms. Churko:

On behalf of the Registrant, this letter responds to the comment you provided by telephone to Erik Naviloff, Treasurer of the Trust on Tuesday March 24, 2015, with respect to the above-referenced Fund. Your comments are set forth below, and each is followed by the Registrant’s response.

Eventide Prospectus Dated 11/1/2014 and N-CSR dated 6/30/2014

Comment 1:	In the comments given on January 8, 2015, we requested that the Registrant explain why the fee table in the Prospectus for Gilead Fund does not match the Financial Highlights as shown in the annual report. The Registrant explained in its response letter dated March 3, 2015 that the fee table in the Prospectus does not include the recapture by the adviser during the fiscal year but the Financial Highlights do. Item 3 Instruction 3(d)(ii) of Form N-1A requires that a footnote be added to the fee table when fees are restated. Please confirm that, going forward, the Registrant will include such a footnote when fees are restated to reflect exhausted recapture.
Response:	The Registrant so confirms.

The Registrant acknowledges that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

* * *

Please contact me at (631) 470-2652 if you should require any further information.

Sincerely,

/s/ Erik Naviloff

Treasurer

Mutual Fund Series Trust